Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-262067

Republic of Peru Announces Exchange Consideration

LIMA, Peru, June 25, 2025 /PRNewswire/ — The Republic of Peru (“Peru”) announced earlier today the commencement of offers to (i) exchange certain of Peru’s outstanding U.S. dollar-denominated bonds (the “Eligible USD Bonds”) for a new series of U.S. dollar-denominated global bonds due 2036 (the “New Bonds”) (collectively, the “Exchange Offers” and each, an “Exchange Offer”) and/or (ii) purchase for cash the Eligible USD Bonds and certain of Peru’s outstanding Euro-denominated bonds (the “Eligible EUR Bonds”) (collectively, the “Cash Tender Offers” and each, a “Cash Tender Offer”). The Eligible USD Bonds and the Eligible EUR Bonds are referred to collectively herein as the “Eligible Bonds.” The Exchange Offers and Cash Tender Offers are referred to collectively herein as the “Offers.” The Offers are being conducted upon terms and subject to certain conditions set forth in the prospectus supplement dated June 25, 2025 (the “Prospectus Supplement”) and the accompanying prospectus (the “Prospectus”).

Peru has now priced the New Bonds being concurrently offered for cash, and accordingly, pursuant to the Prospectus Supplement, Peru hereby announces the exchange consideration (the “Exchange Consideration”) and coupon for the New Bonds in the Exchange Offers. The Exchange Consideration offered for each U.S.$1,000 principal amount of Eligible USD Bonds in the Exchange Offers is provided in the table below, along with the previously announced price payable per U.S.$1,000 principal amount for each series of Eligible USD Bonds (and price payable per €1,000 principal amount for each series of Eligible EUR Bonds) in the Cash Tender Offers (the “Purchase Price”). The coupon for the New Bonds is 5.500%.

Series of Eligible USD Bonds	Purchase Price(1)	Exchange Consideration(1)
7.350% USD-Denominated Global Bonds due 2025	$1,004.120	$1,007.869273698160
2.392% USD-Denominated Global Bonds due 2026	$988.520	$992.211025013049
4.125% USD-Denominated Global Bonds due 2027	$1,000.930	$1,004.667362588830
2.844% USD-Denominated Global Bonds due 2030	$915.580	$918.998675071265
2.783% USD-Denominated Global Bonds due 2031	$897.300	$900.650419560766

(1)

Per U.S.$1,000 principal amount of Eligible USD Bonds validly tendered and accepted for exchange or purchase. Holders whose Eligible USD Bonds are validly tendered and accepted for exchange or purchase pursuant to the Offers will also receive accrued interest on their Eligible USD Bonds as announced earlier today, which will be paid in U.S. dollars.

Series of Eligible EUR Bonds	Purchase Price(1)
2.750% EUR-Denominated Global Bonds due 2026	€1,004.090
3.750% EUR-Denominated Global Bonds due 2030	€1,031.000

(1)

Per €1,000 principal amount of Eligible EUR Bonds validly tendered and accepted for purchase. Holders whose Eligible EUR Bonds are validly tendered and accepted for purchase pursuant to the Cash Tender Offers will also receive accrued interest on their Eligible EUR Bonds as announced earlier today, which will be paid in euros.

Each Exchange Offer and Cash Tender Offer is made as a separate, independent offer. Peru reserves the right, in its sole and absolute discretion, not to accept some or all Eligible Bonds tendered in any Exchange Offer or Cash Tender Offer in respect of one or more series of Eligible Bonds, and any Offer may be subject to proration at the sole discretion of Peru. In addition, Peru reserves the right, in its sole and absolute discretion, to modify in any manner, any of the terms and conditions of the Offers.

The Exchange Consideration for each series of Eligible USD Bonds was determined by dividing the Purchase Price for the applicable series of Eligible USD Bonds by the issue price of the New Bonds being concurrently offered for cash, which was 99.628%.

Peru is making the Offers only in those jurisdictions where it is legal to do so. The Offers are void in all jurisdictions where such Offers are prohibited. If materials relating to the Offers come into your possession, you are required by Peru to inform yourself of and to observe all of these restrictions.

Peru has filed a registration statement (including the Prospectus) and the Prospectus Supplement with the Securities and Exchange Commission (the “SEC”). Before you invest, you should read the Prospectus in that registration statement and other documents Peru has filed with the SEC for more complete information about Peru and the Offers. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, Peru or any participating joint dealer manager will arrange to send you the Prospectus or the Prospectus Supplement if you request it by calling BNP Paribas Securities Corp. at +1 (888) 210-4358, Citigroup Global Markets Inc. at +1 (800) 558-3745, HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM or Santander US Capital Markets LLC at +1 (855) 404-3636.

The materials relating to the Offers do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.

FURTHER INFORMATION

The Information and Exchange Agent for the Offers is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, NY 10006

United States of America

Attention: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (855) 654-2015

Email: contact@gbsc-usa.com

https://www.gbsc-usa.com/peru

The Issuer for the Offers is:

Ministerio de Economía y Finanzas del Perú

Jr. Junín No. 319

Lima, Perú

Email: subastas@mef.gob.pe

DISCLAIMER

The Prospectus Supplement and accompanying Prospectus is not for release, publication or distribution to any person located or resident in any jurisdiction where it is unlawful to distribute the Prospectus Supplement and accompanying Prospectus. Persons into whose possession the Prospectus Supplement and accompanying Prospectus comes are required by Peru, the joint dealer managers and the Information and Exchange Agent to inform themselves about, and to observe, any such restrictions.

This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offers are made solely pursuant to the Prospectus Supplement dated the date hereof and the accompanying Prospectus.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (11) or Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) No. 2017/1129 (the “Prospectus Regulation”).

Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the EEA has been prepared; therefore, offering or selling the New Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Prospectus Supplement has been prepared on the basis that any offer of New Bonds in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of New Bonds.

This announcement must be read in conjunction with the Prospectus Supplement and accompanying Prospectus. This announcement and the Prospectus Supplement and accompanying Prospectus contain important information which should be read carefully before any decision is made with respect to any Offer. If any holder of Eligible Bonds is in any doubt as to the action it should take, it is recommended that such holder seek its own financial and legal advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. None of Peru, the joint dealer managers or the Information and Exchange Agent makes any recommendation as to whether holders of Eligible Bonds should tender or exchange Eligible Bonds or participate in the Offers.

This announcement contains forward-looking statements and information that is necessarily subject to risks, uncertainties and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the terms of any such transactions. Peru assumes no obligation to update or correct the information contained in this announcement.

SOURCE The Republic of Peru